SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
PMC Commercial Trust
(Name of Issuer)
Common Shares of Beneficial Interest, $0.01 par value
(Title of Class of Securities)
693434102
(CUSIP Number)
REIT Redux LP 1336 Oakridge Drive, Suite 103 Fort Collins, Colorado 80525 Telephone No.: (970) 372-1160 Facsimile: (720) 221-8372
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Kenneth L. Betts
Infill Legal Solutions, P.C.
14901 Quorum Drive, Suite 900
Dallas, Texas 75254
Telephone No.:  (214) 420-3960
Facsimile:  (214)  420-5920

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e). 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) REIT Redux LP IRS EIN 26-3332258
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 476,170 shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 476,170 shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 476,170 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

Item 1.    Security and Issuer.

This Schedule 13D (the "Schedule 13D") relates to the common shares of beneficial interest, par value $0.01 per share (the "Shares"), of PMC Commercial Trust, a Texas real estate investment trust (the "Company").  The principal executive offices of the Company are located at 17950 Preston Road, Suite 600, Dallas, Texas 75252.

The information set forth in the Exhibits is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 2.    Identity and Background.

This Schedule 13D is filed by REIT Redux LP, a Delaware limited partnership (the "Reporting Person" or “REIT Redux”).  The principal business of the Reporting Person is investing in equity securities of real estate investment trusts.  The business address of the Reporting Person is 1336 Oakridge Drive, Suite 103, Fort Collins, Colorado 80525.

The general partner of the Reporting Person is REIT Redux LLC, a Delaware limited liability company.  The principal business of REIT Redux LLC is to act as the general partner of the Reporting Person.  The business address of REIT Redux LLC is 1336 Oakridge Drive, Suite 103, Fort Collins, Colorado 80525

The President of REIT Redux LLC is Robert Stetson.  Mr. Stetson is also engaged in numerous other real estate related businesses.  Mr. Stetson is also the former Chief Executive Officer of U.S. Restaurant Properties, Inc. (later Truststreet Properties, Inc.), a New York Stock Exchange listed company that was sold to GE Capital in 2007.   The business address of Mr. Stetson is 1336 Oakridge Drive, Suite 103, Fort Collins, Colorado 80525

During the last five years, none of the Reporting Person, REIT Redux or Mr. Stetson  (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Person to purchase the 476,170 Shares owned by it through September 25, 2009 was approximately $3,338,751 (including brokerage commissions), all of which was derived from working capital and a margin loan in the amount of approximately $863,652 with Penson Financial Services.  Of the 476,170 Shares currently owned by the Reporting Person, 100,482 were originally purchased by the partners of the Reporting Person with personal funds at an aggregate cost of approximately $725,208, which Shares were contributed to the Reporting Person as capital contributions.

Item 4.     Purpose of the Transaction

The Reporting Person has acquired its Shares to establish a significant equity interest in, and with a view to engage in discussions with management of, the Company for the purpose of exploring any and all strategic alternatives to maximize shareholder value, including general discussions relating to possible mergers and liquidation alternatives.

Mr. Stetson and other representatives of the Reporting Person have had discussions with management of the Company and certain significant shareholders of the Company relating to the potential participation of REIT Redux and the Company in a transaction that may result in REIT Redux or its principals influencing control of the Company, including seeking seats on the Board of Trust Managers of the Company.  REIT Redux has also engaged in discussions and exchanged correspondence with representatives of the Company and certain significant shareholders of the Company in connection with the Reporting Person's interest in the Company and the acquisition of additional Shares.   Mr. Stetson and other representatives of the Reporting Person also introduced a potential third-party merger candidate (of which Mr. Stetson is the Chairman of the Board and has an indirect equity interest) to the Company, but the Company rejected the third-party’s preliminary proposal and all discussions between the two companies have terminated.  Nevertheless, the Reporting Person intends to continue to explore other strategic alternatives for the Company and make recommendations to representatives of the Company with respect thereto.  In addition to filing periodic amendments to this Schedule 13D as mandated by the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the Reporting Person has established a website at www.fixpmc.com to update shareholders of the Company on the Reporting Person’s activities.

Although the Reporting Person would prefer to acquire additional Shares in negotiated transactions, the Reporting Person may consider other alternatives to achieve its stated objective of increasing its ownership of the Company, including, subject to market conditions, acquiring additional Shares through a tender offer, open market purchases or in privately negotiated transactions, or a combination thereof, or seeking to obtain representation on, or control of, the Company's Board of Trust Managers.  The Reporting Person, however, has made no decision concerning the foregoing, and any such decision will depend upon the circumstances existing at the time.

Although the Reporting Person has had, and expects to continue to have, discussions with management of the Company  regarding the Company and its operations, assets, capital structure, management and board of trust managers and the possible acquisition of additional Shares, there exists no agreement between the Reporting Person of the kind described in clauses (a) and (j) of Item 4 to Schedule 13D.  In order to provide greater investment flexibility, the Reporting Person has decided to file its Schedule 13D at this time, although the Reporting Person is not the owner of more than 5% of the Shares.

Except as set forth above, the Reporting Person has, at this time, no plans or proposals that relate to or would result in any of the following actions:

(a)           The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           Any change in the present board of trust managers or management of the Company, including any plans or proposals to change the number or term of trust managers or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Company;

(f)           Any other material change in the Company's business or corporate structure;

(g)           Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)           Any action similar to any of those enumerated above.

Although the foregoing represents the current plans and intentions of the Reporting Person, it should be noted that such plans and intentions may change at any time.  Accordingly, there can be no assurance that the Reporting Person will actually purchase any additional Shares.  In this connection, the Reporting Person is continuously reviewing all aspects of its Share position.  Consequently, the Reporting Person expressly reserves the right to sell or otherwise dispose of all or part of its Share position and may do so at any time.  Whether the Reporting Person decides to acquire additional Shares or sell some or all of the Shares that it now holds will depend upon circumstances existing from time to time, many of which the Reporting Person cannot control, including market conditions and any response that the Company may make to any efforts of the Reporting Person effort to acquire control of the Company.

Item 5.    Interest in Securities of the Company

Mr. Stetson may be deemed to beneficially own 476,170 Shares, or approximately 4.5% of the outstanding Shares, by virtue of his position as President of REIT Redux LLC, the general partner of Reporting Person, that has power to vote and to dispose of such Shares.

The percentages of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon 10,548,354 Shares outstanding on July 31, 2009, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

Information concerning transactions in equity securities of the Company effected by the Reporting Person during the past 60 days is set forth on Schedule 1 hereto.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Other than as disclosed above, the Reporting Person is not a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Company.

Item 7.    Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2009
REIT REDUX LP, A Delaware limited partnership

By:	REIT Redux LLC, Its general partner

	By:	/s/ Robert J. Stetson
Robert J. Stetson
President

Schedule 1

Schedule 1

The following table sets forth information with respect to each transaction in Shares by the Reporting Person during the past 60 days.  All transactions were effected in the open market on a national securities exchange through a broker and reflect the trade date of such transaction.

Date	Purchaser	Number of Shares Purchased	Price Per Share*
07/30/2009	REIT Redux LP	438	6.54
07/31/2009	REIT Redux LP	1491	6.50
08/04/2009	REIT Redux LP	8309	6.50
08/05/2009	REIT Redux LP	2600	6.51
08/27/2009	REIT Redux LP	3864	6.65
08/28/2009	REIT Redux LP	2742	6.68
08/31/2009	REIT Redux LP	3930	6.56
09/01/2009	REIT Redux LP	3692	6.70
09/09/2009	REIT Redux LP	11000	6.76
09/10/2009	REIT Redux LP	800	6.90
09/11/2009	REIT Redux LP	4901	6.95
09/14/2009	REIT Redux LP	3800	6.95
09/16/2009	REIT Redux LP	4000	7.26
09/17/2009	REIT Redux LP	950	7.46
09/18/2009	REIT Redux LP	1000	7.44
09/21/2009	REIT Redux LP	500	7.46
09/22/2009	REIT Redux LP	1000	7.31
09/23/2009	REIT Redux LP	1700	7.17
09/25/2009	REIT Redux LP	1300	7.22

*           Excludes brokerage commissions.